FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of March 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





March 22, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group





Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102



   Notice Regarding Revision of Projection for Dividends for Fiscal Year 2006
                              (110th Fiscal Year)


            TOKYO, JAPAN, March 22, 2006 --TDK Corporation (the "Company") hereby announces that at the meeting of the Board of Directors held today, the Company resolved that the projections for dividends per share of common stock for the fiscal year 2006 ending March 31, 2006, is revised as follows:

            This resolution will be on an agenda to be resolved at the Ordinary General Meeting of Stockholders, which is scheduled to be held in late June 2006.

1. Reasons for Revision:

Returning earnings to shareholders is one of the Company's highest management priorities, and the Company's fundamental policy is to devote its efforts to a stable increase in dividends.

With respect to the dividends per share of common stock for the fiscal year 2006, the Company's initial projection was Y40 per share at the time when the financial results for the first half of the fiscal year 2006 was announced on October 31, 2005. However, the Company will revise such projections and increase the dividends from Y40 to Y50 per share of common stock.

As a result, the Company's projection for total annual dividends will be Y90 per share, including the interim dividends previously paid in December 2005.

2. Details of Revision:

Dividends Per Share for Fiscal Year 2006 (April 1, 2005 to March 31, 2006):

                     The first half of FY2006 The fiscal year-end Annual (interim dividend)

Initial projections  40 yen                    40 yen               80 yen
(made public on
October 31, 2005)

Revised projections  40 yen                    50 yen               90 yen

(Reference)
Dividends per share  30 yen                    40 yen               70 yen
for the previous
fiscal year(FY 2005)

Note: The interim dividends of Y40 per share of common stock have already been paid.

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